UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or section 13(e)(1)

of the Securities Exchange Act of 1934

CREDIT ACCEPTANCE CORPORATION

(Name of Subject Company (issuer))

CREDIT ACCEPTANCE CORPORATION

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class Securities)

225310-10-1

(CUSIP Number of Class of Securities)

Charles A. Pearce

Chief Legal Officer

Credit Acceptance Corporation

25505 West Twelve Mile Road

Southfield, MI 48034-8339

(248) 353-2700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Dr.

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$114,999,885	$14,811.99

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 915,750 shares of the outstanding common stock at a price of $125.58 per share in cash.
**	The amount of the filing fee equals $128.80 per million dollars of the transaction value, which is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Credit Acceptance Corporation, a Michigan corporation (“CA”), to purchase for cash up to 915,750 shares of its common stock, par value $0.01 per share, at a price of $125.58 per share, net to the seller in cash, without interest. The tender offer is being made upon the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, together constitute the tender offer.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO. All capitalized terms used and not defined herein shall have the same meanings as in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Credit Acceptance Corporation. The address of CA’s principal executive offices is 25505 West Twelve Mile Road, Southfield, MI 48034-8339. CA’s telephone number is (248) 353-2700.

(b) The information set forth on the cover page of the Offer to Purchase, in the section of the Offer to Purchase entitled “Introduction” and in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) This Schedule TO is filed by CA, the subject company. CA’s business address is 25505 West Twelve Mile Road, Southfield, MI 48034-8339. CA’s business telephone number is (248) 353-2700.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of CA:

NAME	POSITION

Donald A. Foss	Director, Chairman of the Board of Directors

Brett A. Roberts	Director, Chief Executive Officer

Steven M. Jones	President

Kenneth S. Booth	Chief Financial Officer

Douglas W. Busk	Senior Vice President and Treasurer

John P. Neary	Chief Administrative Officer

Charles A. Pearce	Chief Legal Officer

Arthur L. Smith	Chief Analytics Officer

Daniel A. Ulatowski	Chief Sales Officer

Glenda J. Flanagan	Director

Thomas N. Tryforos	Director

Scott J. Vassalluzzo	Director

The business address and telephone number of each of the above directors and executive officers is c/o Credit Acceptance Corporation, 25505 West Twelve Mile Road, Southfield, MI 48034-8339, telephone number (248) 353-2700, except for Glenda J. Flanagan, whose business address and telephone number is 550 Bowie Street, Austin, TX 78703, telephone number (512) 542-0148 and Scott J. Vassalluzzo, whose business address and telephone number is c/o Prescott Investors, Inc., 323 Railroad Avenue, Greenwich, CT 06830, telephone number (203) 661-1200.

Item 4.	Terms of the Transaction.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Section 1 — Number of Shares; Proration,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 13 — U.S. Federal Income Tax Consequences” and “Section 14 — Extension of the Tender Offer; Termination; Amendment” and in the Letter of Transmittal is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Section 1 — Number of Shares; Proration,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Purpose of the Tender Offer,” “Section 3 — Procedures for Tendering Shares” and “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Purpose of the Tender Offer” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Certain Effects of the Tender Offer” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Plans and Proposals” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 15 — Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the tender offer is not subject to any financing condition; and (3) CA is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a) The information set forth in the sections of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 10 — Certain Information Concerning CA,” “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” and “Section 12 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

See Exhibit Index, which is incorporated herein by reference, following the signature page.

Item 13.	Additional Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT ACCEPTANCE CORPORATION

By:	/s/ Douglas W. Busk
Name:	Douglas W. Busk
Title:	Senior Vice President and Treasurer

Dated: May 16, 2014

EXHIBIT INDEX

The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. CA’s commission file number is 000-20202.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(5)(i)	Notice of Guaranteed Delivery.

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iv)	Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust.

(a)(5)(v)	Press release dated May 16, 2014 announcing the commencement of the offer (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated May 16, 2014).

(b)(1)	Fifth Amended and Restated Credit Agreement, dated as of June 17, 2011, among CA, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 22, 2011).

(b)(2)	First Amendment to the Fifth Amended and Restated Credit Agreement, dated as of June 15, 2012, among CA, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 15, 2012).

(b)(3)	Second Amendment to the Fifth Amended and Restated Credit Agreement, dated as of June 20, 2013, among CA, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 24, 2013).

(b)(4)	Third Amendment to the Fifth Amended and Restated Credit Agreement, dated as of December 9, 2013, among CA, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to an exhibit to CA’s Annual Report on Form 10-K for the year ended December 31, 2013).

(b)(5)	Fourth Amendment to the Fifth Amended and Restated Credit Agreement, dated as of January 15, 2014, by and among CA, Comerica Bank and the other banks signatory thereto and Comerica Bank, as administrative agent for the Banks (incorporated by reference to an exhibit to CA’s Annual Report on Form 10-K for the year ended December 31, 2013).

(b)(6)	Fifth Amended and Restated Loan and Security Agreement dated as of December 27, 2012 among CA, CAC Warehouse Funding Corporation II, Variable Funding Capital Company LLC, Wells Fargo Securities, LLC, and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated January 3, 2013).

(b)(7)	Amendment No. 1 to Fifth Amended and Restated Loan and Security Agreement, dated as of December 2, 2013, among CA, CAC Warehouse Funding Corporation II, Variable Funding Capital Company LLC, Wells Fargo Securities, LLC, and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Annual Report on Form 10-K for the year ended December 31, 2013).

(b)(8)	Amended and Restated Loan and Security Agreement, dated as of June 29, 2012 among CA, CAC Warehouse Funding III, LLC, Fifth Third Bank and Systems & Services Technologies, Inc. (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated July 6, 2012).

(b)(9)	First Amendment to Amended and Restated Loan and Security Agreement, dated as of August 16, 2013, among CA, CAC Warehouse Funding III, LLC, Fifth Third Bank and Systems & Services Technologies, Inc. (incorporated by reference to an exhibit to CA’s Form 10-Q, for the quarterly period ended September 30, 2013).

(b)(10)	Loan and Security Agreement dated as of August 19, 2011 among CA, CAC Warehouse Funding LLC IV, BMO Capital Markets Corp., Bank of Montreal and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated August 24, 2011).

(b)(11)	First Amendment to Loan and Security Agreement dated as of April 5, 2013 among CA, CAC Warehouse Funding LLC IV, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated April 5, 2013).

(b)(12)	Second Amendment to Loan and Security Agreement, dated as of December 4, 2013, among CA, CAC Warehouse Funding LLC IV, Bank of Montreal, BMO Capital Markets Corp., and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(1)	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, March 26, 2012 (incorporated by reference to Annex A to CA’s Definitive Proxy Statement on Schedule 14A dated April 5, 2012).

(d)(2)	Credit Acceptance Corporation 1992 Stock Option Plan, as amended and restated May 1999 (incorporated by reference to CA’s Form 10-Q for the quarterly period ended June 30, 1999).

(d)(3)	Credit Acceptance Corporation Director Stock Option Plan (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2001).